EXHIBIT 1

ANS Investments LLC
▪ 50 Battery Place, Suite 7F, New York, NY 10280 ▪
▪ Tel: (212) 945-2080 ▪ Fax: (508) 629-0074 ▪
▪ Email: jmeer@verizon.net▪

PRESS RELEASE
FOR IMMEDIATE RELEASE

Media Contacts:
Jonah M. Meer
Telephone: (212) 945-2080
Facsimile: (508) 629-0074

Investor Contacts:
Paul Schulman
The Altman Group, Inc.
Telephone: (201) 806-2206
Facsimile: (201) 460-0050

ANS INVESTMENTS FILES PRELIMINARY PROXY MATERIALS TO ELECT
JONAH M. MEER TO THE MAGELLAN PETROLEUM BOARD
Seeks the Election of Its Highly-Qualified and Very Experienced Nominee
Dedicated to Improving Operating Performance,
Enhancing Corporate Governance and Imposing Accountability

NEW YORK, NY October 14, 2008 – ANS Investments LLC today announced that it is has filed with the U.S. Securities and Exchange Commission preliminary proxy materials in connection with its nomination of Jonah M. Meer, the founder and Chief Executive Officer of ANS Investments, for election to the Board of Directors of Magellan Petroleum Corporation (NasdaqCM: MPET) at Magellan Petroleum’s 2008 Annual Meeting of Stockholders. ANS Investments believes that the election of its highly-qualified and experienced nominee, an individual with a strong background as a senior executive and director of public companies, will strengthen Magellan Petroleum’s Board by adding an independent director with a shareholder orientation and focus, extensive accounting and financial expertise, and a firm and unwavering commitment to enhancing shareholder value, operating performance, corporate governance and oversight of management.

“Unlike any of the current members of the Magellan Petroleum Board of Directors, we have a significant amount of our capital invested in the company,” said Mr. Meer. “Accordingly, our interests are aligned with the interests of shareholders. We are interested solely in enhancing the value of Magellan Petroleum common stock for the benefit of all stockholders. In recent months, we have attempted on a number of occasions to engage the Board’s Chairman in a constructive and thoughtful dialogue concerning a host of issues relating to how best to collaborate and work together to enhance shareholder value, including our thoughts and suggestions on changes in strategy, operations, focus and use of capital that we believe, if implemented, would have the potential to improve shareholder returns. We believe that there are clearly a number of untapped opportunities to improve value at Magellan Petroleum through, among other things, sharper strategic focus, better operational execution and more efficient uses of capital. Through constructive engagement, we had hoped to be a productive catalyst for improving shareholder value. Unfortunately, we have found the current Board of Directors to be unapproachable, unwilling to listen to our ideas and suggestions and unresponsive to our concerns with respect to operating performance, corporate governance and other issues affecting shareholder value. As much as we would have liked to avoid the time and expense of a very costly and distracting proxy contest, various events that have occurred over the past year have convinced us that this proxy contest is not only inevitable but absolutely necessary if the interests of shareholders are to be protected. Among such events are the following:

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In February of this year, Magellan Petroleum agreed to settle its tax dispute with the Australian tax authorities relating to an audit that found that a subsidiary of Magellan Petroleum had claimed certain tax deductions that it was not entitled to. That settlement resulted in a payment to the Australian tax authorities of (AUS) $14.6 million (U.S. $13.1 million) and, consequently, caused the Company to report a net loss of approximately $8.9 million in its Annual Report for its fiscal year ended June 30, 2008.

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In September of this year, Magellan Petroleum publicly announced that shareholders can no longer rely on the financial information in the Company’s three most recent quarterly financial reports filed with the SEC due to certain miscalculations that caused certain expenses to be understated.

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According to the Magellan Annual Report on Form 10-K for the fiscal year ended June 30, 2008, as filed with the SEC, there has been a significant increase in the Company’s operating expenses during the fiscal year ended June 30, 2008, including auditing, accounting and legal expenses which have increased 75% and other administrative expenses which have increased 33%, in each case when compared to the fiscal year ended June 30, 2007.

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Since reaching its 52-week high on May 21, 2008 of $2.05, the price of Magellan Petroleum’s stock has subsequently tumbled approximately 53% (based on the closing price of Magellan Petroleum’s common stock on Monday, October 13, 2008).

Notwithstanding, the numerous provisions in the Bylaws of Magellan Petroleum that have the effect of insulating the current members of the Magellan Petroleum Board, including a staggered board structure that prevents all the directors from standing for election each year, the time has come to make the Magellan Board and its management accountable to shareholders.”

IMPORTANT INFORMATION

ANS Investments has made a preliminary filing with the Securities and Exchange Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with Magellan Petroleum’s 2008 annual meeting of shareholders. Shareholders are advised to read the proxy statement and other documents related to the solicitation of proxies from the shareholders of Magellan Petroleum for use at the 2008 annual meeting when they become available because they will contain important information, including information relating to the participants in such proxy solicitation. When completed, a definitive proxy statement and a form of proxy will be mailed to Magellan Petroleum’s shareholders and will be available, along with other relevant documents, at no charge, at the Securities and Exchange Commission's website at http://www.sec.gov.